SECURIT

17008800

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
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SEC FILE NUMBER
8-41695

FACING PAGE

MAR 01 2017

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lec Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 North 20th Street, Suite 1150
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrea E. Haines, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEC Investment Corp. as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary
Title

Notary Public 1/17/18 Expires.

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LEC Investment Corporation

We have audited the accompanying statement of financial condition of LEC Investment Corporation (a Delaware Corporation) as of December 31, 2016, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements and supplemental information. These financial statements are the responsibility of LEC Investment Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LEC Investment Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of LEC Investment Corporation's financial statements. The supplemental information is the responsibility of LEC Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Birmingham, AL
February 15, 2017

LEC INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CASH	$	95,087
DEPOSIT – FINRA		402
TOTAL ASSETS	$	95,489

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCOUNTS PAYABLE	$	250
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share; authorized, issued, and outstanding 1,000 shares		1,000
Paid-in capital		9,736
Retained earnings		84,503
Total stockholders' equity		95,239
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	95,489

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE	
Consulting fee	$ 60,000
OPERATING EXPENSES	
Regulatory fees	10,350
General and administrative expenses	26,933
Total operating expenses	37,283
NET INCOME	$ 22,717

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2015	$ 1,000	$ 9,736	$ 61,786	$ 72,522
Net income	-	-	22,717	22,717
BALANCE AT DECEMBER 31, 2016	$ 1,000	$ 9,736	$ 84,503	$ 95,239

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2016

SUBORDINATED LIABILITIES AT BEGINNING OF YEAR	$	-
INCREASES (DECREASES)		-
SUBORDINATED LIABILITIES AT END OF YEAR	$	-

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	22,717
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in deposit – FINRA		191
Change in accounts payable		(1,439)
Net cash provided by operating activities		21,469
NET INCREASE IN CASH		21,469
CASH AT BEGINNING OF YEAR		73,618
CASH AT END OF YEAR	$	95,087

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

LEC Investment Corp. (the Company) is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company has been organized to sell partnership interests in real estate syndications by means of private placements on a "best-efforts" basis.

Basis of Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists primarily of bank deposit accounts. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Taxes on Income

No provision for income taxes is recorded on the Company's general ledger as the stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740 relating to uncertainty in income taxes. This guidance requires entities to assess their uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. In accordance with this guidance, the Company has determined that it does not have any positions at December 31, 2016, that it would be unable to substantiate.

The Company has filed its tax returns for all years through December 31, 2015. Years December 31, 2013, and subsequent remain subject to audit by taxing authorities.

Subsequent Events

The Company has evaluated subsequent events through February 15, 2017, the date which the financial statements were available to be issued.

Recently Issued Accounting Pronouncements

In May 2014, the FASB and the International Accounting Standards Board ("IASB") jointly issued a comprehensive new revenue recognition standard (Accounting Standards Update 2014-09 *Revenue from Contracts with Customers (Topic 606)* that will supersede nearly all existing revenue recognition guidance under U.S. GAAP and International Financial Reporting Standards ("IFRS").

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recently Issued Accounting Pronouncements

The standard's core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years and interim periods within those years beginning after December 15, 2017. Early application is permitted only as of Annual reporting periods beginning after December 15, 2016. The Company is in the process of reviewing the potential impact the adoption of this guidance will have on its financial statements.

"In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern. The amendments in ASU 2014-15 are intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. This ASU provides guidance to an organization's management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The effective date of this ASU is January 1, 2017. The adoption of this ASU is not expected to have a material impact to the financial statements of the Company."

In August 2016, FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230), which addresses eight classification issues related to the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. Entities should apply this ASU using a retrospective transition method to each period presented. Early adoption is permitted, including adoption in an interim period. The Company expects to adopt this guidance starting with the first quarter of fiscal year 2019. The Company is currently evaluating the impact the new guidance will have on its statement of cash flows.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2016, the Company had net capital of $94,837 which was $89,837 in excess of the required net capital of $5,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $250 at December 31, 2016. The Company's ratio of aggregate indebtedness to net capital was 0.003 to 1.

3. RELATED PARTY TRANSACTIONS

The Company charged consulting fees, pursuant to the management agreement, in the amount of $60,000 during the year ended December 31, 2016, to Crowne Partners Inc., an affiliated corporation, in which two of the Company's stockholders are shareholders.

SUPPLEMENTARY INFORMATION

SCHEDULE I
LEC INVESTMENT CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Net Capital	
Total stockholders' equity	$ 95,239
Less deductions and/or charges	402
Net Capital	$ 94,837
Total aggregate indebtedness	$ 250
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 5,000
Excess net capital	$ 89,837
Ratio: Aggregate indebtedness to net capital	0.3%

There are no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31, 2016, as filed on January 24, 2017.

See accompanying report of independent registered public accounting firm.

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of LEC Investment Corporation

We have reviewed management's statements, included in the accompanying Sterne Agee Financial Services, Inc. Exemption Report, in which (1) LEC Investment Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which LEC Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) LEC Investment Corporation stated that LEC Investment Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. LEC Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LEC Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Birmingham, Alabama
February 15, 2017

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

February 15, 2017

To the Board of Directors and Stockholders
LEC Investment Corporation

In connection with our audit of the financial statements and supplemental information of LEC Investment Corporation for the year ended December 31, 2016 and have issued our report thereon dated February 15, 2017. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during year. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by LEC Investment Corporation in its 2016 financial statements are described in Note 1 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The financial statements disclosures are neutral, consistent and clear.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. We are pleased to report that no uncorrected misstatements existed.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit[a]

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I, Computation of net Capital, that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements* . Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of LEC Investment Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Warren Averett, LLC

LEC Investment Corp.

505 20th Street North, Ste 1150
Birmingham, AL 35203
(205) 328-3120

LEC Investment Corporation's Exemption Report

LEC Investment Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 *(k)(2)(i):* "Special Account for the Exclusive Benefit of customers" maintained.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the period from January 1, 2016 through December 31, 2016, without exception.

LEC Investment Corporation
I, Mark Pflaum, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CFO/Controller

Date: February 15, 2017